Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use of our reports dated February 18, 2006 (which audit report expresses an unqualified opinion on the financial statements and includes Comments by Independent Registered Chartered Accountants on Canada - United States of America Reporting Differences relating to changes in accounting principles that have been implemented in the financial statements) appearing in the Annual Report on Form 40-F of Enerplus Resources Fund for the year ended December 31, 2005.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Alberta, Canada

February 18, 2006